UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, CA 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6		Page 2 of 8
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation; I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,584,307 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 1,584,307 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6		Page 3 of 8
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.); I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,584,307 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 1,584,307 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6		Page 4 of 8
SCHEDULE 13D

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, and to amend information under Items 4 and 5, filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, March 29, 2005, July 14, 2005, July 18, 2005, July 20, 2005, August 19, 2005, and August 30, respectively.

Item 4. Purpose of Transaction

On August 30, August 31 and September 1, 2005, the Reporting Persons sold an aggregate amount of 214,918 shares of Endwave Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer

The Reporting Persons expressly disclaim that they have agreed to act as a group. The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the beneficial owners of any shares of Endwave Common Stock in which such Reporting Persons do not have any pecuniary interest.

a)	The Reporting Persons beneficially own 1,584,307 shares of Endwave Common Stock, representing 14.7% of shares of Endwave Common Stock reported to be outstanding as of July 29, 2005. There were 10,763,546 shares of Endwave Common Stock outstanding as of July 29, 2005, based on information provided in Endwave’s Quarterly Report on Form 10-Q filed August 12, 2005.

b)	As of the date of this Statement, NGS&MS has the direct power to vote and direct the disposition of the 1,584,307 shares of Endwave Common Stock held by it. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Endwave Common Stock held by NGS&MS.

c)	Since the most recent filing on Schedule 13D on August 30, 2005, NGS&MS effected the following sales of Endwave’s Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933:

CUSIP No. 29264A 20 6	Page 5 of 8

August 30, 2005:

Amount of Securities	Price Per Share ($)

13,800	$30.00
4,100	$30.01
29,000	$30.05
100	$30.06
2,500	$30.08
200	$30.13
2,081	$30.20
3,300	$30.25
1,175	$30.27
100	$30.33
6,620	$30.50
2,000	$30.64
800	$30.65

CUSIP No. 29264A 20 6	Page 6 of 8

August 31, 2005:

Amount of Securities	Price Per Share ($)

600	$30.65
100	$30.68
2,600	$30.70
7,000	$30.71
2,000	$30.72
1,000	$30.73
11,138	$30.74
4,500	$30.75
300	$30.76
320	$30.77
200	$30.78
180	$30.79
5,181	$30.80
19	$30.81
500	$30.82
300	$30.83
3,895	$30.84
3,200	$30.87
19	$30.89
9,100	$30.90
2,000	$30.91
3,862	$30.92
1,619	$30.99
32,281	$31.00
100	$31.01
2,686	$31.02
100	$31.05
2,000	$31.15
5,900	$31.25
100	$31.26
2,000	$31.38
3,459	$31.40
2,000	$31.48
1,883	$31.55

CUSIP No. 29264A 20 6	Page 7 of 8

September 1, 2005:

Amount of Securities	Price Per Share ($)

15,146	$30.50
100	$30.51
200	$30.52
300	$30.53
1,900	$30.54
700	$30.55
537	$30.57
400	$30.58
400	$30.59
2,600	$30.60
3,463	$30.61
100	$30.62
300	$30.71
300	$30.72
300	$30.74
1,000	$30.85
400	$30.88
300	$30.89
100	$30.90
100	$30.91
600	$30.94
100	$30.98
5,400	$31.00
100	$31.01
100	$31.02
201	$31.03
838	$31.06
100	$31.07
125	$31.08
200	$31.09
100	$31.11
490	$31.15

CUSIP No. 29264A 20 6	Page 8 of 8

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer

Dated: September 2, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer